Exhibit 99.1

EXPLANATORY NOTE

Studio City Finance Limited’s Quarterly Report

for the Three Months Ended March 31, 2016

This quarterly report serves to provide holders of Studio City Finance Limited’s US$825,000,000 8.50% senior notes due 2020 (the “Studio City Notes”) with Studio City Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three months ended March 31, 2016, together with the related information, pursuant to the terms of the indenture, dated November 26, 2012, relating to the Studio City Notes. Studio City Finance Limited is a 60% owned subsidiary of Melco Crown Entertainment Limited.

Studio City Finance Limited

Report for the First Quarter of 2016

TABLE OF CONTENTS

INTRODUCTION	1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	4

GLOSSARY	5

EXCHANGE RATE INFORMATION	7

FINANCIAL CONDITION AND RESULTS OF OPERATIONS	8

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-1

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•	“Additional Development” refers to the additional development on the land on which Studio City is located, which is expected to include an additional luxury hotel and related facilities with retail, entertainment and gaming expansion capacity;

•	“Altira Macau” refers to an integrated casino and hotel development located in Taipa Macau that caters to Asian rolling chip customer;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•	“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“Concessionaire(s)” refers to the holder(s) of a concession for the operation of casino games in Macau;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“MCE” refers to Melco Crown Entertainment Limited, a company incorporated in the Cayman Islands with its American depository shares listed on the NASDAQ Global Select Market, and which, through its subsidiary MCE Cotai, ultimately owns a 60% interest in SCI;

•	“MCE Affiliates” refers to the subsidiaries of MCE other than SCI and its subsidiaries;

•	“MCE Cotai” refers to MCE Cotai Investments Limited, a subsidiary of MCE and a shareholder of SCI;

•	“Melco Crown Macau” refers to MCE’s subsidiary, Melco Crown (Macau) Limited, a Macau company and the holder of a gaming subconcession;

•	“New Cotai” refers to New Cotai, LLC, a Delaware limited liability company owned by New Cotai Holdings;

•	“New Cotai Holdings” refers to New Cotai Holdings, LLC, a Delaware limited liability company, formed on March 24, 2006 under the laws of the U.S. State of Delaware, primarily owned by U.S. investment funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P.;

•	“Non-gaming Services Agreements” refers to the services agreements and arrangements for non-gaming services entered into on December 21, 2015 between SCI and certain of its subsidiaries on one hand and certain MCE Affiliates on the other under which SCI and its subsidiaries and MCE Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•	“Property” refers to a large-scale integrated leisure resort in Cotai, Macau, consisting of Studio City and the Additional Development;

•	“Project Costs” refers to the construction and development costs and other project costs, including licensing, financing, interest, fees and pre-opening costs, of Studio City, as subsequently amended in accordance with the Studio City Project Facility;

•	“SCI” refers to an indirect parent of our company, Studio City International Holdings Limited, a company incorporated in the British Virgin Islands with limited liability;

•	“Services Agreement” refers to a services agreement entered into in May 2007 as amended in June 2012 between Studio City Entertainment and Melco Crown Macau, together with other agreements or arrangements entered into between the parties from time to time, which may amend, supplement or related to the aforementioned agreement;

•	“Shareholders Agreement” refers to the shareholders agreement dated July 27, 2011, by and among MCE Cotai, New Cotai, MCE and SCI (as amended from time to time);

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau, and being the first phase of the Property;

•	“Studio City Casino” refers to the gaming areas being constructed or operated within the Property;

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, a British Virgin Islands company;

•	“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

•	“Studio City Project Facility” refers to the senior secured project facility, originally dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company as borrower and certain subsidiaries as guarantors, pursuant to which a term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) and revolving credit facility of HK$775,420,000 (equivalent to approximately US$100.0 million) were made available;

•	“Subconcessionaire(s)” refers to the holder(s) of a subconcession for the operation of casino games in Macau;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we”, “us”, “our”, “our company” and “the Company” refer to Studio City Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three months ended March 31, 2016.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry, and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that are deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic table games”	tables with an electronic or computerized wagering and payment system that allows players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic table games

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator, and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

Although we have certain expenses and revenues denominated in Pataca, our revenues and expenses are denominated predominantly in H.K. dollar and, in connection with a portion of our indebtedness and certain expenses, U.S. dollar. Unless otherwise noted, all translations from H.K. dollar to U.S. dollar and from U.S. dollar to H.K. dollar in this quarterly report were made at a rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and it, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on March 31, 2016 in New York City for cable transfers in H.K. dollar per U.S. dollar, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.7563 to US$1.00. On May 20, 2016, the noon buying rate was HK$7.7677 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or H.K. dollar, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Pataca to U.S. dollar in this quarterly report were made at the exchange rate of MOP 8.0134 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2015. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Results of Operations

Studio City opened its doors to customers in October 2015. As of March 31, 2016, Studio City operated 250 gaming tables and 802 gaming machines. The gaming operations of Studio City are currently focused on the mass market and targeting all ranges of mass market patrons.

Pursuant to the Services Agreement, Melco Crown Macau operates the Studio City Casino and is reimbursed for the costs incurred in connection with its operation of the Studio City Casino. On December 21, 2015, we entered into the Non-gaming Services Agreements pursuant to which we and MCE Affiliates share and mutually provide non-gaming services at Studio City, City of Dreams and Altira Macau.

The current challenging environment in Macau for all participants in the gaming sector remains of some concern, and there are no assurances that market conditions will improve. The Macau gaming market continues to experience a decline in gross gaming revenues, declining by approximately 12.4% on a year-over-year basis in the first four months of 2016. We believe such decline was primarily driven by a deterioration in gaming demand from China, which provides a core customer base for the Macau gaming market, as well as other restrictions including the imposition of travel restrictions and the implementation of smoking restrictions in casinos. Our business, financial condition and results of operations may be affected by such decline or other disruptions in the Macau gaming market, as well as significant political, social and economic developments in China or changes in laws and regulations.

In addition, whilst Studio City remains in its initial ramp-up period, and has only been open for just over 6 months, the performance of the property has developed more slowly than initially expected – as well as economic and political factors, localized factors (such as on-going construction works around the Studio City property) have had an effect. Management is focused on its efforts to drive performance, introducing special programs to promote growth and optimization of the property and its operations, but there is no assurance that Studio City’s financial and operational performance will improve sufficiently in the remaining months of the year to meet all of its relevant financial targets. Studio City also has significant indebtedness, and this may increase our vulnerability to general adverse economic and industry conditions. Management is closely monitoring financial performance and covenant requirements and considers these to be a material consideration and risk area on which it will remain focused.

Studio City sits within a separate, ring-fenced credit group and Studio City’s debt obligations are not guaranteed by its shareholders. As such, SCI and its shareholders have no obligation to provide any additional financial support to Studio City. Studio City and its shareholders have separate financing arrangements each with covenants and restrictions to which they are subject. Accordingly, there is no assurance that Studio City’s shareholders will provide any financial support to the project, and reliance by bondholders on the availability of any such support may result in significant financial losses to the extent such support is not provided.

Furthermore, our development plan for the remaining undeveloped land at Studio City is preliminary and currently under review. The terms of the land concession contract for Studio City require us to fully develop the land on which the property is located by July 24, 2018. If we do not complete the Additional Development by that time, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the buildings and structures on such lands. While the Macau government may grant an extension for compliance with the development obligation, there can be no assurance that it will do so in any instance. In such event, we could lose all or substantially all of our investment in Studio City and may not be able to continue to operate Studio City as planned, which would materially adversely affect our business, prospects, results of operations and/or financial condition.

In addition, in the absence of sufficient free cashflow, further financing may be required in order for us to complete the Additional Development. Given the highly leveraged capital structure, there is no assurance that such financing will be available to allow Studio City to comply with such land grant requirement, and this may result in significant loss of investment to Studio City.

Three Months Ended March 31, 2016 Compared to Three Months Ended March 31, 2015

For the first quarter of 2016, our total net revenues were US$97.5 million, an increase of US$97.0 million, from US$0.4 million of net revenues for the first quarter of 2015. The increase in total net revenues was due to Studio City starting operations in October 2015. Net loss for the first quarter of 2016 was US$65.1 million, an increase of US$36.2 million from a net loss of US$28.9 million for the first quarter of 2015, primarily due to the cessation of interest capitalization and increase in operating costs including depreciation and amortization expenses, partially offset by the net revenues generated and lower pre-opening costs in the current quarter upon its opening in October 2015.

Studio City generated casino revenues of US$139.1 million for the first quarter of 2016. Mass market table games drop was US$547.0 million and the mass market table games hold percentage was 22.8% in the first quarter of 2016. Gaming machine handle was US$409.7 million and the gaming machine win rate was 3.6% in the first quarter of 2016. After the reimbursement to Melco Crown Macau of the costs incurred in connection with its operation of the Studio City Casino pursuant to the Services Agreement, US$26.0 million was recognized as revenues from provision of gaming related services for the first quarter of 2016.

Total non-gaming revenue at Studio City in the first quarter of 2016 was US$73.2 million.

Total net non-operating expenses for the first quarter of 2016 were US$39.8 million, which mainly included interest expenses, net of capitalized interest, of US$33.0 million and other finance costs of US$7.4 million, as compared to a total net non-operating expenses of US$8.1 million for the first quarter of 2015, which mainly included interest expenses, net of capitalized interest, of US$1.4 million and other finance costs of US$7.2 million. The year-on-year increase of US$31.7 million in net non-operating expenses was primarily due to the cessation of interest capitalization upon the opening of Studio City in October 2015.

Depreciation and amortization costs of US$42.5 million were recorded in the first quarter of 2016, of which US$0.8 million was related to the amortization of land use rights. The year-on-year increase of US$39.4 million was mainly due to the depreciation of assets at Studio City upon opening in October 2015.

Liquidity and Capital Resources

We have relied on shareholder equity contributions and/or subordinated loans from our shareholders, net proceeds from the Studio City Notes and a portion of the Studio City Project Facility to meet our development project needs through the opening of Studio City. Following the opening of Studio City in October 2015, we have relied and intend to rely on our cash generated from our operations, our debt and equity financings, including the US$225.0 million liquidity account, to meet our financing needs, remaining Project Costs and repay our indebtedness, as the case may be.

As of March 31, 2016, a total of US$1,280.0 million, representing all of the capital contribution required under the Shareholders Agreement, has been funded by MCE Cotai and New Cotai. The Shareholders Agreement does not require MCE Cotai or New Cotai to make any additional capital contributions to SCI.

As of March 31, 2016, Studio City Finance Limited held unrestricted cash and cash equivalents and restricted cash of approximately US$289.1 million and US$197.6 million, respectively.

Under the Studio City Project Facility (as amended from time to time), we have HK$10,855,880,000 (equivalent to approximately US$1.4 billion) comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility and a HK$775,420,000 (equivalent to approximately US$100.0 million) revolving credit facility. On July 28, 2014, we fully drew down the term loan under the Studio City Project Facility, while the revolving credit facility under the Studio City Project Facility remains fully available for future drawdown, subject to satisfaction of certain conditions precedent. Certain proceeds of the term loan facility (which has been fully drawn) have been placed in a disbursement account, which is secured in favor of the security agent for the facility, and may be withdrawn to pay Project Costs, subject to the satisfaction of certain conditions and requirements pursuant to an agreed term loan facility disbursement facility agreement. Certain amounts are secured in favor of the collateral agent for the Studio City Notes, and may be withdrawn to pay the interest payable under the Studio City Notes, subject to the satisfaction of conditions and requirements as specified by the relevant security documents.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended March 31,
	2016	2015
	(In thousands of US$)
Net cash used in operating activities	$(4,313)	$(20,314)
Net cash provided by investing activities	24,582	21,499
Cash used in a financing activity	(7,669)	(309)

Net increase in cash and cash equivalents	12,600	876
Cash and cash equivalents at beginning of period	276,484	3,161

Cash and cash equivalents at end of period	$289,084	$4,037

Operating Activities

Studio City started operations on October 27, 2015. Operating cash flows are generally affected by changes in operating income and receivables related to provision of gaming related services and hotel operations and the remainder of the business including food and beverage and entertainment, is conducted primarily on a cash basis. There was no revenue and cash generated from our intended operations before the commencement of operations.

For the three months ended March 31, 2016 and 2015, net cash used in operating activities were US$4.3 million and US$20.3 million respectively. The decrease in net cash used in operating activities for the three months ended March 31, 2016 compared to the same period in 2015 was primarily due to the cash generated from intended operations since its opening in October 2015.

Investing Activities

Net cash provided by investing activities was US$24.6 million for the three months ended March 31, 2016 as compared to US$21.5 million provided by investing activities for the three months ended March 31, 2015. The increase was primarily due to the decrease in capital expenditure payments upon Studio City opening in October 2015 and land use right payment, partially offset by the reduction on decrease in restricted cash. Net cash provided by investing activities for the three months ended March 31, 2016 mainly included a decrease in restricted cash of US$79.8 million, partially offset by capital expenditure payments of US$57.5 million.

The decrease in restricted cash of US$79.8 million during the three months ended March 31, 2016 was primarily due to withdrawal and payment of Studio City Project Costs from bank accounts that are restricted for Studio City Project Costs in accordance with the terms of Studio City Notes and Studio City Project Facility.

Net cash provided by investing activities was US$21.5 million for the three months ended March 31, 2015, which included a decrease in restricted cash of US$263.5 million, partially offset by capital expenditure payments of US$211.4 million, land use right payment of US$24.4 million and advance payments and deposits for acquisition of property and equipment of US$6.2 million.

The decrease in restricted cash of US$263.5 million during the three months ended March 31, 2015 was primarily due to withdrawal and payment of Studio City Project Costs from bank accounts that are restricted for Studio City Project Costs in accordance with the terms of Studio City Notes and Studio City Project Facility.

Financing Activities

Cash used in a financing activity was US$7.7 million and US$0.3 million for the three months ended March 31, 2016 and 2015, respectively, due to the payment of debt issuance cost associated with the Studio City Project Facility.

Indebtedness and Capital Contributions

The following table presents a summary of our indebtedness as of March 31, 2016:

As of March 31, 2016
(In thousands of US$)
Studio City Project Facility	$1,295,689
Studio City Notes	825,000

$2,120,689

There was no change in our indebtedness as of March 31, 2016 compared to December 31, 2015.

For the purpose of financing the Studio City project, we issued the US$825.0 million Studio City Notes and drew down the term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) under the Studio City Project Facility, in November 2012 and July 2014, respectively. As of the date of this report, MCE Cotai and New Cotai, shareholders of SCI, have contributed US$1,250.0 million to Studio City and US$30.0 million for the initial design works for the Additional Development in accordance with the Shareholders Agreement. Studio City’s grand opening occurred on October 27, 2015 and the opening date conditions under the Studio City Project Facility were met on February 1, 2016.

In November 2015, Studio City Company, as the borrower under the Studio City Project Facility, completed an amendment to the Studio City Project Facility. Further details on the amendments have been provided in the quarterly report for the three and nine months ended September 30, 2015.

Studio City Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2016

Page

Unaudited Condensed Consolidated Balance Sheets	F-2

Unaudited Condensed Consolidated Statements of Operations	F-3

Unaudited Condensed Consolidated Statements of Cash Flows	F-4

Studio City Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	March 31, 2016	December 31, 2015
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$289,084	$276,484
Restricted cash	197,600	277,375
Accounts receivable	3,989	6,145
Amounts due from affiliated companies	59,543	48,927
Amount due from an intermediate holding company	2,632	2,320
Current portion of loan to an affiliated company	722	500
Inventories	8,569	7,632
Prepaid expenses and other current assets	9,395	17,468

Total current assets	571,534	636,851

PROPERTY AND EQUIPMENT, NET	2,472,774	2,505,601
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	74,710	78,576
LOAN TO AN AFFILIATED COMPANY	1,278	1,500
DEFERRED FINANCING COSTS, NET	56,557	63,486
LAND USE RIGHT, NET	131,487	132,318

TOTAL ASSETS	$3,308,340	$3,418,332

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$3,112	$3,583
Accrued expenses and other current liabilities	159,460	210,870
Current portion of long-term debt	116,612	77,741
Amounts due to affiliated companies	40,554	32,873
Amount due to ultimate holding company	932	933

Total current liabilities	320,670	326,000

LONG-TERM DEBT	2,004,077	2,042,948
ADVANCE FROM IMMEDIATE HOLDING COMPANY	942,779	942,779
OTHER LONG-TERM LIABILITIES	16,755	17,402
DEFERRED TAX LIABILITIES	329	333

SHAREHOLDER’S EQUITY
Ordinary shares(1)	—	—
Additional paid-in capital	515,014	515,014
Accumulated other comprehensive losses	(150)	(126)
Accumulated losses	(491,134)	(426,018)

Total shareholder’s equity	23,730	88,870

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$3,308,340	$3,418,332

(1)	The authorized share capital of Studio City Finance Limited was 50,000 shares of US$1 par value per share, as of March 31, 2016 and December 31, 2015, 2 ordinary shares of US$1 par value per share were issued and fully paid.

Studio City Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2016	2015
OPERATING REVENUES
Provision of gaming related services	$25,972	$—
Rooms	20,958	—
Food and beverage	11,803	—
Entertainment, retail and others	40,390	431

Gross revenues	99,123	431
Less: promotional allowances	(1,653)	—

Net revenues	97,470	431

OPERATING COSTS AND EXPENSES
Provision of gaming related services	(3,691)	—
Rooms	(5,761)	—
Food and beverage	(14,351)	—
Entertainment, retail and others	(22,126)	—
General and administrative	(33,617)	(886)
Pre-opening costs	(797)	(17,302)
Amortization of land use right	(831)	(3,026)
Depreciation and amortization	(41,649)	(10)

Total operating costs and expenses	(122,823)	(21,224)

OPERATING LOSS	(25,353)	(20,793)

NON-OPERATING INCOME (EXPENSES)
Interest income	181	457
Interest expenses, net of capitalized interest	(33,046)	(1,356)
Other finance costs	(7,376)	(7,195)
Foreign exchange gain (loss), net	243	(8)
Other income, net	231	—

Total non-operating expenses, net	(39,767)	(8,102)

LOSS BEFORE INCOME TAX	(65,120)	(28,895)
INCOME TAX CREDIT	4	—

NET LOSS	$(65,116)	$(28,895)

Studio City Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Net cash used in operating activities	$(4,313)	$(20,314)

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for acquisition of property and equipment	(57,480)	(211,355)
Fund to an affiliated company	(101)	—
Advance payments and deposits for acquisition of property and equipment	(30)	(6,224)
Proceeds from sale of other long-term assets	452	—
Proceeds from sale of property and equipment	1,966	—
Changes in restricted cash	79,775	263,454
Payment for land use right	—	(24,376)

Net cash provided by investing activities	24,582	21,499

CASH FLOW FROM A FINANCING ACTIVITY
Payment of deferred financing costs	(7,669)	(309)

Cash used in a financing activity	(7,669)	(309)

NET INCREASE IN CASH AND CASH EQUIVALENTS	12,600	876
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	276,484	3,161

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$289,084	$4,037

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(15,345)	$—

NON-CASH INVESTING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	4,813	62,154
Adjustment to accrued project costs for construction and property and equipment	(7,031)	—

F-4